Exhibit 99.1

Veris Gold Corp. advises financial restructuring

Toronto Stock Exchange: VG

VANCOUVER, Jan. 29, 2014 /CNW/ - Veris Gold Corp. ("Veris" or the "Company") (TSX: VG) (OTCQB: YNGFF) (Frankfurt Xetra Exchange: NG6A) advises that it has received a notice of default dated January 28, 2014 from Deutsche Bank AG, London Branch ("DB"), with respect to payment defaults under the forward gold purchase agreements between the Company and DB.

The Notice of Default relates to the failure to make the monthly December gold delivery, or pay the cash equivalent of the gold delivery shortfall, for December, 2013, under each of the Forward Gold Purchase Agreements dated August 12, 2011, and the Second Lien Forward Gold Purchase Agreement dated as of February 7, 2012, each among DB and the Company and certain of its affiliates.  The two agreements are described in more detail in the Company's news releases dated August 15, 2011 and February 8, 2012.

The Company was unable to make the scheduled December 2013 gold delivery under each of the two forward gold purchase agreements due to an electrical accident resulting in a fire that occurred in the primary crushing building located at the Jerritt Canyon mill operations.  The fire resulted in a temporary suspension of operations, which negatively affected production during the month of December 2013.  The forward gold purchase agreements with DB do not contain a "force majeure" provision.

DB has advised the Company that it is considering what actions, if any, it may wish to make in response to the contract concerning this event.  These actions include an assignment of DB's rights and obligations under the agreements to a third party or realizing on the security pledged, being the Company's direct and indirect interest in the Jerritt Canyon Mine in Nevada.

DB has recently announced the closure and divestiture of its mining loan portfolio over the next few months; the Company has commenced negotiations with several third parties for the purchase of the existing DB forward gold loans with restructured and lengthier terms.

The Company will announce proposed future refinancing and restructuring plans concerning capital, debt and strategy in due course.

About Veris Gold Corp.
Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company's primary assets are the permitted and operating Jerritt Canyon processing plant and gold mines located 50 miles north of Elko, Nevada, USA.  The Company's primary focus is on the re-development of the Jerritt Canyon mining and processing plant.  The Company also holds a portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the Ketza River Property.

On behalf of

"VERIS GOLD CORP."

François Marland
President and CEO

To be added to the Veris Gold e-mail list please sign up at www.verisgold.com.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. All material information may be accessed at www.sedar.com.

Forward-Looking Statements This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to estimated mineral resources, anticipated effect of the completed drill results on the operations at Jerritt Canyon, the interpretation of those results, and timing and expectations of future work programs. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects, "is expected", "budget", "scheduled", "estimates", forecasts", "intends", "anticipates", or "believes", "has the potential" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved.  The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in this news release and the technical report for the property, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in operations may result in increased costs, unexpected variations in mineral resources and reserves, grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks generally associated with mining.  See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

SOURCE: Veris Gold Corp.

%CIK: 0001286799

For further information:

Veris Gold Corp.
Joanne C. Jobin
VP, Investor Relations
T:   (647) 964-0292
NA Toll Free: 1-855-688-9427
E:   jjobin@verisgold.com
W:  verisgold.com

Veris Gold Corp.
Nicole Sanches
Investor Relations Manager
T:  (604) 688-9427 ext 224
NA Toll Free: 1-855-688-9427
E:  nicole@verisgold.com
W: verisgold.com

CO: Veris Gold Corp.

CNW 14:14e 29-JAN-14